Exhibit 99.1

Rogers Communications Files Annual Financial Statements and Report to Shareholders

TORONTO, February 11, 2016—Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2015 annual report to shareholders. The annual report to shareholders includes, amongst other things, the Rogers Communications’ 2015 audited annual consolidated financial statements, notes thereto, and management’s discussion and analysis in respect of the annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers’ website at rogers.com/2015annualreport.

Rogers Communications will hold its Annual General Shareholder Meeting on April 19, 2016 in Toronto at 11:00 am.

About Rogers Communications:

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information:

Amy Schwalm

416-704-9057

amy.schwalm@rci.rogers.com